As filed with the Securities and Exchange Commission on October 24, 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE SHAW GROUP INC.

(Name of Subject Company (Issuer))

THE SHAW GROUP INC.

(Name of Filing Person (Issuer))

LIQUID YIELD OPTIONTM NOTES DUE 2021 (ZERO COUPON — SENIOR)

(Title of Class of Securities)

820280AC9 and 820280AA3

(CUSIP Numbers of Class of Securities)

Gary P. Graphia Secretary and General Counsel The Shaw Group Inc. 4171 Essen Lane Baton Rouge, LA 70809 (225) 932-2500	Copy to: David P. Oelman Thomas P. Mason Vinson & Elkins L.L.P. 2300 First City Tower 1001 Fannin Houston, TX 77002-6760 (713) 758-2222	Copy to: William J. Whelan, III Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing person)

Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee **

$252,045,675	$20,390.50

*	Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, based upon the maximum amount of cash that might be paid for the Liquid Yield OptionTM Notes due 2021 (Zero Coupon – Senior).

**	The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of the value of securities proposed to be purchased.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,390.50
Form or Registration No.:	005-45328
Filing Party:	The Shaw Group Inc.
Date Filed:	October 20, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☑ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

The Shaw Group Inc., a Louisiana corporation (“Shaw”), amends the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed on October 20, 2003, with respect to Shaw’s offer to purchase for cash all of its outstanding Liquid Yield Option™ Notes due 2021 (Zero Coupon—Senior) issued on May 1, 2001 (the “LYONs”) at a purchase price of $675 per $1,000 principal amount at maturity, without interest. The information in this Amendment No. 1 to the Schedule TO (“Amendment No. 1”) is intended to amend and supplement, but does not restate or replace, the information contained in the Schedule TO originally filed by Shaw on October 20, 2003 (including the exhibits thereto), except as specifically stated in this Amendment No. 1. Accordingly, you are encouraged to read the information contained in this Amendment No. 1 in conjunction with the information contained in the Schedule TO filed on October 20, 2003.

Shaw’s offer for the LYONs is being made on the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 2003, as amended by this Amendment No. 1 (the “Offer to Purchase”), and the Letter of Transmittal (the “Letter of Transmittal,” which, as amended or supplemented from time to time and together with the Offer to Purchase constitutes the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal were filed with the Schedule TO on October 20, 2003 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer will expire at 5:00 p.m., Eastern time, on Monday, November 17, 2003, unless extended or earlier terminated. The Schedule TO and this Amendment No. 1 are intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Capitalized terms used in this amendment and not otherwise defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.

The terms “Liquid Yield Option” and “LYONs” are trademarks of Merrill Lynch & Co., Inc.

The section titled “Documents Incorporated by Reference” of the Offer to Purchase is hereby amended and supplemented as follows:

In the second to last bullet, the word “and” is deleted.

In the last bullet, the period is replaced with a semicolon.

The following two bullets are added after the last bullet:

•	the current report on 8-K dated October 23, 2003; and

•	the current report on 8-K dated October 24, 2003

Item 1. Summary Term Sheet

Item 1 of the Schedule TO is hereby amended and supplemented as follows:

In the first sentence under the subheading “Do you have the financial resources to make payment?” in the “Summary Term Sheet” of the Offer to Purchase, the word “proposed” is deleted.

In the second sentence under the subheading “Are there any conditions to the Offer?” in the “Summary Term Sheet” of the Offer to Purchase, the word “proposed” is deleted.

Item 6. Purpose of the Transaction and Plans or Proposals

Item 6 of the Schedule TO is hereby amended and supplemented as follows:

In the last bullet under Section 12—“Conditions of the Offer” of the Offer to Purchase, the word “proposed” is deleted.

Item 7. Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO is amended and supplemented as follows:

The second sentence of Section 11—“Source and Amount of Funds” of the Offer to Purchase is amended and restated in its entirety as follows:

We intend to use the expected net proceeds of approximately $189.3 million from our $200 million common stock offering and cash on hand to pay for the LYONs accepted for purchase in the Offer and related costs and expenses of the Offer. The common stock offering is scheduled to close on October 29, 2003.

Item 10. Financial Statements

Section 13—“Capitalization” of the Offer to Purchase is hereby amended at restated in its entirety as follows:

The following table sets forth our cash, marketable securities and capitalization at August 31, 2003 on an actual basis and as adjusted to give effect to the Offer and the pending common stock offering (at a public offering price of $10.00 per share) and the anticipated use of the net proceeds of such offering, together with cash on hand, assuming the valid tender of $373.4 million aggregate principal amount at maturity of LYONs (with an aggregate accreted value of $252.2 million as of October 17, 2003) at $675 per $1,000 principal amount at maturity.

	At August 31, 2003
	Actual	As Adjusted for Offer and Common Stock Offering
	(In thousands)
Cash and cash equivalents	$179,852	$116,174

Escrowed cash(1)	$58,035	$58,035

Marketable securities, held to maturity	$5,096	$5,096

Short-term borrowings and current maturities of long-term debt:
Short-term borrowings (revolving lines of credit)(2)	$1,274	$1,274
Current maturities of long-term debt(3)	260,136	8,647

Total short-term borrowings and current maturities of long-term debt	261,410	9,921

Long-term debt, excluding current portion(3):
Revolving credit facility(2)	—	—
Other long-term debt	251,745	251,745
Total long-term debt, excluding current portion	251,745	251,745

Total debt	513,155	261,666

Shareholders’ equity:
Preferred stock, no par value; 20,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, no par value; 200,000,000 shares authorized; 37,790,216 shares, actual, issued and outstanding, and 57,790,216 shares, as adjusted(4)	496,148	685,448
Retained earnings	286,811	285,593
Accumulated other comprehensive income (loss)	(20,540)	(20,540)
Unearned stock-based compensation	(216)	(216)
Treasury stock, 5,331,655 shares	(99,913)	(99,913)

Total shareholders’ equity	662,290	850,572

Total capitalization	$1,175,445	$1,112,038

(1)	Represents cash in escrow that secures a performance bond on an international project.
(2)	At August 31, 2003, we had approximately $164.3 million in letters of credit outstanding. No revolving credit loans were outstanding under our credit facilities at August 31, 2003.
(3)	Includes obligations under capital leases, and $251.5 of accreted value of LYONs as of August 31, 2003. The as-adjusted amount reflects the potential repurchase of LYONs at the accreted value on that date.
(4)	Does not include 1,705,584 shares reserved for issuance under our stock option plans. As of August 31, 2003, options to purchase 4,668,839 shares at a weighted average exercise price of $17.30 had been issued. Also does not include 5,331,665 treasury shares.

We have amended our Credit Facility to increase the available credit to $300.0 million and to amend certain covenants contained therein. The effectiveness of these amendments is conditional upon the completion of a $200 million common stock offering. We have received commitments for $50 million with respect to such increase in available credit from an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated and from Bank of Montreal, an affiliate of Harris Nesbitt Gerard, Inc. The Credit Facility is guaranteed by each of our present and future material domestic subsidiaries and is secured by substantially all of our assets other than real estate, plants, parts and equipment.

Section 16—“Certain Financial Information” of the Offer to Purchase, from the second paragraph to the end of the section, is hereby amended and restated as follows:

The following is our consolidated ratio of earnings to fixed charges for each of the periods indicated.

Fiscal Year Ended
	August 31, 2003	August 31, 2002
Ratio of earnings to fixed charges	1.8x	4.6x
Pro forma ratio of earnings to fixed charges(1)	1.7x	3.8x

(1)	Reflects the assumed purchase of all outstanding LYONs with the expected net proceeds of approximately $189.3 million from our $200 million offering of common stock, together with cash on hand.

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, earnings consist of income before provision for income taxes, earnings from unconsolidated entities and cumulative effect of change in accounting principle, plus cash distributions from unconsolidated entities and fixed charges (excluding capitalized interest). Fixed charges consist of interest expense, capitalized interest, amortization of debt discount and deferred financing costs and the interest portion of rental expense.

Footnote 2 to the financial data in the table under Section 16—“Certain Financial Information” of the Offer to Purchase is hereby amended and restated as follows:

“(2) During fiscal 2003, we adopted FAS 145, Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. As a result, we reclassified certain amounts related to the extinguishments of debt and previously classified as an extraordinary item to other income (expense).”

Footnote 7 to the financial data in the table under Section 16—“Certain Financial Information” of the Offer to Purchase is hereby amended and restated as follows:

(7)	EBITDA is net income before interest expense, income taxes, depreciation and amortization. In calculating EBITDA, we exclude earnings or losses from unconsolidated entities, extraordinary items and cumulative effects of accounting changes. We believe that EBITDA provides useful information for evaluation of our ability to meet our future debt service, capital expenditure and working capital requirements. EBITDA is not a measure of operating performance computed in accordance with GAAP and should not be considered as a substitute for operating income, net income, cash flows from operations, or other statement of operations or cash flow data prepared in conformity with GAAP, or as measures of profitability or liquidity. In addition, the way we calculate EBITDA may not be comparable to the EBITDA calculations of other companies. EBITDA may not be indicative of historical operating results, and we do not mean for either to be predictive of future results of operations or cash flows. You should see also the historical financial statements incorporated by reference in this prospectus supplement.

The calculations for EBITDA are set forth below:

	Year Ended August 31,
	2003	2002
	(In thousands)
Net Income	$20,866	$98,367
(Earnings) losses from unconsolidated entities	2,979	(1,703)
Cumulative effect of change in accounting principles, net of tax	—	—
Interest expense	32,043	23,028
Income taxes	11,745	54,348
Depreciation and amortization	44,805	28,598

EBITDA	$112,438	$202,638

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

ITEM 12. Exhibits

*(a) (1)(A) Offer to Purchase, dated October 20, 2003.

*(a) (1)(B) Letter of Transmittal, including taxpayer I.D. guidelines, appears as Exhibit A to the Offer to Purchase.

**(a)(5)(A) Prospectus supplement dated October 23, 2003.

**(a)(5)(B) Current report on Form 8-K dated October 23, 2003.

**(a)(5)(C) Press release dated October 24, 2003.

(c) Not required.

(d) Indenture, dated as of May 1, 2001 by and between The Shaw Group, Inc. and The Bank of New York (as successor to United States Trust Company of New York), as trustee, relating to the LYONs, including Form of Certificated Security for Liquid Yield Option Notes, is hereby incorporated by reference to Shaw’s current report on Form 8-K (File No. 001-12227) filed with the Securities and Exchange Commission on May 11, 2001.

(e) Not required.

(g) None.

(h) None.

*	Previously filed
**	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE SHAW GROUP INC.

By:	/s/ GARY P. GRAPHIA

Name: Gary P. Graphia
Title: Secretary and General Counsel

Dated: October 24, 2003

INDEX TO EXHIBITS

*(a) (1)(A) Offer to Purchase, dated October 20, 2003.

*(a) (1)(B) Letter of Transmittal, including taxpayer I.D. guidelines, appears as Exhibit A to the Offer to Purchase.

**(a)(5)(A) Prospectus supplement dated October 23, 2003.

**(a)(5)(B) Current report on Form 8-K dated October 23, 2003.

**(a)(5)(C) Press release dated October 24, 2003.

(c) Not required.

(d) Indenture, dated as of May 1, 2001 by and between The Shaw Group, Inc. and The Bank of New York (as successor to United States Trust Company of New York), as trustee, relating to the LYONs, including Form of Certificated Security for Liquid Yield Option Notes, is hereby incorporated by reference to Shaw’s current report on Form 8-K (File No. 001-12227) filed with the Securities and Exchange Commission on May 11, 2001.

(e) Not required.

(g) None.

(h) None.

*	Previously filed
**	Filed herewith